KPMG LLP

Suite 900

801 Second Avenue

Seattle, WA 98104

Exhibit 15

Costco Wholesale Corporation

Issaquah, Washington:

With respect to the registration statement on Form S-3 related to the Recission Agreement, we acknowledge our awareness of the use therein of our reports dated December 15, 2004 and March 23, 2005 related to our reviews of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the “Act”), such reports are not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG LLP

Seattle, Washington

June 7, 2005